UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period    ended:
June 30, 2024

024-12383
(Commission File Number)

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Caution Regarding Forward-Looking Statements

We make statements in this semi-annual report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this semi-annual report or in the information incorporated by reference into this semi-annual report.

The forward-looking statements included in this semi-annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

·	our ability to effectively deploy the proceeds raised in our Offering;

·	ability to attract and retain Investors to the Platform;

·	risks associated with breaches of our data security;

·
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

·	climate change and natural disasters that could adversely affect our Projects and our business;

·	changes in economic conditions generally and the renewable energy and securities markets specifically;

·	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

·	our failure to obtain necessary outside financing;

·	risks associated with derivatives or hedging activity;

·
competition from Development Finance Institutions and other investors seeking opportunities to invest in African renewable energy markets may limit our ability to find attractive investment opportunities;

·	defaults under Supporting Contracts (see "Summary of Supporting Contracts" in the Offering Circular);

·	increased interest rates and operating costs;

·	the risk associated with potential breach or expiration of a ground lease, if any;

·	our failure to successfully construct, interconnect, operate or maintain the Projects;

·	exposure to liability relating to environmental and health and safety matters;

·	the failure of Projects to yield anticipated results;

·	our level of debt and the terms and limitations imposed on us by our debt agreements;

·	our ability to retain our executive officers and other key personnel of our Manager;

·	the ability of our Manager to source, originate and service our loans;

·	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

·
regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

·
changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

·	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

·
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

·	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report. All forward-looking statements are made as of the date of this semi-annual report and the risk that actual results will differ materially from the expectations expressed in this semi-annual report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this semi-annual report, including, without limitation, those named above and those named under "Risk Factors" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report will be achieved.

Our Business

Energea Portfolio 3 Africa LLC (the "Company") is a limited liability company organized under the laws of Delaware. The Company has elected to be treated as a corporation for tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "Manager").

The Company was created to invest in the acquisition, development, and operations of solar energy projects in various countries in Africa, but mainly in South Africa (each a "Project"). The Projects will sell power and, in some cases, environmental commodities, to offtakers (who we collectively refer to as "Customers") who purchase the power or the environmental commodities under long term contracts.

Projects will be owned by a special-purpose entity (the "Holdco"). Holdco is organized as a South African limited liability company, the South African equivalent of a U.S. limited liability company. Holdco is a wholly owned subsidiary of the Company.

Description of Property

The only property owned by the Company are the Projects.

Projects Acquired and Owned

As of the date of this semi-annual report, we have invested into fifteen (15) Projects. The table below lists the total amount the Company invested into each Project, the estimated cost remaining to invest in each Project and the percent of ownership the Company has in each Project. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Project Size (AC)	Amount Invested	% Ownership	Estimated Cost	Form 1-U
Spar Lulekani	360kW	$23,369	6.72%	$23,369	Link
Nhimbi Fresh	500kW	$24,631	1.74%	$24,631	Link
Anchor Foods	110kW	$109,334	100%	$109,334	Link
CPOA Avondrust	150kW	$99,025	46.39%	$99,025	Link
CPOA Trianon	100kW	$163,624	100%	$163,624	Link
Zandvliet	100kW	$74,999	74.54%	$74,999	Link
Baysville	100kW	$25,000	25.98%	$25,000	Link
Connaught Park	400kW	$411,362	100%	$411,362	Link
CPOA Quadrant Gardens	100kW	$90,710	100%	$90,710	Link
CPOA Constantia Place	125kW	$115,109	100%	$115,109	Link
Laerskool Havinga	100kW	$191,151	100%	$191,151	Link
Bosmandam High School	100kW	$148,234	100%	$148,234	Link
Montagu High School	100kW	$182,256	100%	$182,256	Link
CPOA Eventide	50kW	$98,806	100%	$98,806	Link
Robertson Voorbereiding	62kW	$117,305	100%	$117,305	Link
Total		$1,874,915		$1,874,915

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements"). Unless otherwise indicated, the latest results discussed below are as of June 30, 2024.

Summary of Key Accounting Policies

Investments
For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment
The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

·	Indicators of impairment - Consider whether indicators of impairment are present

·
Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset (group) in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

·
Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset (group) and recognize an impairment loss if the carrying amount of the long-lived asset (group) exceeds its fair value.

Revenue Recognition
The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

·	Step 1: Recognize the contract with the customer

·	Step 2: Specify performance obligations

·	Step 3: Establish transaction price

·	Step 4: Allocate transaction price to performance obligations

·	Step 5: Recognize revenue

Market Outlook and Recent Trends

2024 South Africa Election

The majority of the Projects are located in South Africa, a nation grappling with flagrant racial tension, economic disparity, and political instability. As a result of these conditions, the Manager observed the 2024 Presidential election with bated breath. The 2024 South African general elections resulted in a significant shift in the country's political landscape. For the first time since the end of apartheid, the African National Congress (ANC) failed to secure an outright majority, obtaining only about 40% of the national vote. This outcome has forced the ANC to explore coalition agreements with other parties to form a government.

Cyril Ramaphosa, the incumbent president, was re-elected for a third term in an indirect presidential election held by the National Assembly on June 14, 2024. Although the ANC won the most seats in Parliament (159 out of 400), it will need to work with other parties like the Democratic Alliance (DA), Economic Freedom Fighters (EFF), and others to effectively govern. The new MK Party also made a notable debut, winning 58 seats and emerging as a significant player, especially in KwaZulu-Natal.

This election outcome is seen as a "victory for democracy" in South Africa, with the election process being praised for its transparency and fairness. Negotiations are ongoing to form a stable coalition government that reflects the diverse political will of the electorate.

Exchange Rates Between the South African Rand and the United States Dollar

Since the general election, the rand has shown volatility but has generally strengthened. A key factor behind this trend is the formation of a Government of National Unity (GNU), which has been viewed as more business-friendly. This shift led to renewed investor optimism and an influx of foreign investment into South African assets like bonds and equities, further boosting the rand's value.
Post-election, the rand appreciated against the US dollar, reaching a 10-month high around R17.35 to the dollar, after trading as weak as R19 earlier in the year. This rally was driven by optimism around economic reforms, including efforts to expand the deployment of solar energy and improve fiscal discipline. In particular, the markets responded positively to the GNU's promises of reform, which led to falling bond yields and stronger performance on the Johannesburg Stock Exchange.

However, the rand's trajectory is still subject to global factors, particularly US interest rate cuts and shifts in risk sentiment. Although some anticipate further strengthening of the rand, there is potential for volatility as both domestic and international economic conditions evolve.

Load Shedding

Load shedding in South Africa has significantly declined throughout 2024, with Eskom managing to suspend rolling blackouts for over 170 consecutive days by September. This improvement is due to several factors, including better maintenance of power generation units, strategic use of Open-Cycle Gas Turbines (OCGTs), and the return of several generation units to service. Additionally, the Energy Availability Factor (EAF), which measures the reliability of power plants, improved by about 8.5% compared to 2023, signaling a more stable power grid.

The government's efforts to boost private sector involvement in energy generation, particularly through investments in renewable energy projects and rooftop solar installations, have also played a key role. Furthermore, Eskom has significantly reduced its diesel usage, cutting costs by 75% compared to the previous year. These developments, alongside structural reforms and increased generation capacity have created optimism for a load shedding-free future, with Eskom forecasting continued stability throughout the upcoming summer months (in the southern hemisphere).

Calculating Distributions

The Company intends to make distributions monthly, to the extent the Manager, in its discretion, determines that cash flow is available for distributions. To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

·	Sale of Energy under Solar Leases

·	Sale of Environmental Commodities under Purchase and Sale Agreements for Environmental Commodities

·	Net Proceeds from Capital Transactions
o Originates from the sale or refinancing of Projects
o Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment

·	Liquidated Damages from Construction Agreements
o Penalties paid by EPC Contractors when Projects are delivered behind schedule
o LDs are not booked as revenue but are considered distributable cash flow

When the Company has distributable cash flow and the Manager determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Cash flow, if any, is distributed to the Investors and the Manager in the following order of priority:

·	First, a preferred return equal to a 7% IRR to Class A Investors (the "Preferred Return").

·	Thereafter, any additional cash flow 70% to the Investors and 30% to the Manager (the "Promoted Interest")

Calculation of Preferred Return

The Manager discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI"). The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Promoted Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes.

Calculation of Promoted Interest

If the Manager determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the Manager will receive a Promoted Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the Manager and the Investors where the Manager will get 30% of the excess and Investors will get 70% of the excess.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on the Projects' net income for the preceding month minus any amounts held back for reserves. Cash flow is first used to pay Project-level operating expenses prior to determining distributable cash flow (as defined below).    Cash flow from Projects can be generated in three ways:

·	payment from Customers under Solar Leases;

·	proceeds from the sale or refinance of Projects; and

·	Liquidated Damages under Construction Agreements (see below).

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate.

To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are generally considered a return of capital for U.S. federal income tax purposes and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the Manager has received its Promoted Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the Manager does not receive its Promoted Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (70%)	Promoted Interest* (30%)	Class A Investor Distributions**	Cash on Cash Yield***
4/6/21	-	-	-	-	-	-
4/26/21	-	-	-	-	-	-
5/21/21	-	-	-	-	-	-
7/29/21	-	-	-	-	-	-
8/26/21	-	-	-	-	-	-
9/23/21	116.81	81.83	34.98	-	116.81	0.24%
10/30/21	241.58	169.23	72.35	-	241.58	0.50%
11/30/21	101.74	74.35	27.39	-	101.74	0.06%
12/24/21	112.23	79.77	32.46	-	112.23	0.06%
2021 Total	$572.36	$405.17	$167.19	$0.00	$572.36	0.86%
1/26/22	209.71	148.46	61.25	-	209.71	0.08%
2/24/22	120.23	85.33	34.91	-	120.23	0.03%
3/29/22	334.48	232.94	101.54	-	334.48	0.08%
4/29/22	331.59	236.00	95.59	-	331.59	0.07%
5/31/22	938.81	677.23	261.58	-	938.81	0.15%
6/30/22	1,084.96	782.66	302.30	-	1,084.96	0.16%
7/29/22	913.84	700.28	213.56	-	913.84	0.13%
8/27/22	1,119.77	846.48	273.29	-	1,119.77	0.14%
9/27/22	1,401.61	1,020.15	381.46	-	1,401.61	0.18%
10/27/22	1,801.99	1,280.11	521.88	-	1,801.99	0.23%
11/29/22	2,304.20	1,636.87	667.33	-	2,304.20	0.26%
12/28/22	3,101.53	2,203.29	898.24	-	3,101.53	0.31%
2022 Total	$13,662.72	$9,849.79	$3,812.93	$0.00	$13,662.72	1.82%
1/26/23	3,528.87	2,542.37	887.85	98.65	3,430.22	0.31%
2/24/23	3,995.29	2,847.59	1,032.93	114.77	3,880.52	0.31%
3/27/23	3,605.33	2,603.73	901.44	100.16	3,505.17	0.25%
4/27/23	4,540.45	3,332.65	1,087.02	120.78	4,419.67	0.29%
5/26/23	5,011.38	3,352.25	1,410.26	248.87	4,762.51	0.28%
6/26/23	5,923.70	4,054.70	1,682.10	186.90	5,736.80	0.30%
7/25/23	3,239.31	2,223.81	913.95	101.55	3,137.76	0.16%
8/28/23	2,294.09	1,826.45	467.64	-	2,294.09	0.10%
9/27/23	2,759.92	1,863.81	815.46	80.65	2,679.27	0.11%
10/27/23	4,554.37	3,233.48	1,202.01	118.88	4,435.49	0.18%
11/24/23	5,540.10	3,916.42	1,479.42	144.26	5,395.84	0.22%
12/26/23	8,703.84	6,194.69	2,283.32	225.83	8,478.01	0.33%
2023 Total	$53,696.65	$37,991.94	$14,163.41	$1,541.30	$52,155.35	2.84%
1/26/24	7,974.79	5,732.77	2,039.89	202.13	7,772.66	0.28%
2/27/24	14,209.99	10,479.42	3,730.57	-	14,209.99	0.47%
3/26/24	13,000.00	9,424.71	3,396.53	178.76	12,821.24	0.40%
4/26/24	13,792.76	10,164.67	3,446.69	181.40	13,611.36	0.41%
5/24/24	14,000.00	10,681.27	3,318.73	-	14,000.00	0.39%
6/27/24	14,229.14	11,085.27	3,143.87	-	14,229.14	0.38%
7/26/24	13,219.27	10,391.09	2,828.18	-	13,219.27	0.33%
8/27/24	18,022.78	13,751.04	3,417.39	854.35	17,168.43	0.43%
2024 Total	$108,448.73	$81,710.24	$25,321.85	$1,416.64	$107,032.09	3.09%
TOTAL	$176,380.46	$129,957.15	$43,465.37	$2,957.94	$173,422.52	8.61%

*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Asset Management Fees and Promoted Interest paid to our Manager, see "Compensation of Directors and Executive Officers" in the Offering Circular.

**Note: Class A Investor distributions are equal to the Preferred Return plus and additional cash flow, please see "Calculating Distributions" above for more information.

***Note: Monthly Cash on cash yield values are calculated by dividing the Investor Distributions amount (which also includes distributions to the Manager or its affiliates if they own Class A Investor Shares) by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash on cash yields are calculated by summing all monthly cash on cash yields for the respective year.

Past Operating Results

Since inception, the Company has steadily increased its ownership over a portfolio of commercial and industrial sized solar projects in South Africa. The main Customers for the Company have been schools and a chain of retirement homes called CPOA. We have focused the majority of our Project activity in two major South Africa urban centers: Johannesburg and Cape Town.

While the overall returns we expected from the Projects were negatively impacted by an increase in the frequency of Load Shedding and a weakening of the ZAR (see Market Outlook and Recent Trends). While a weaker ZAR results in lower-than-expected cash flow, and thus, dividend yield, it also creates a favorable investment environment where USD can be used to buy assets, like Projects, at attractive prices.

Some of the Projects we own have now been operational for more than a year and have stabilized their generation behavior, setting the Company on a path of consistent, long-term monthly cash distributions for the next two decades.

Operating Results for Fiscal Years ended December 31, 2023, and 2022

For the fiscal years ended December 31, 2023, and 2022, respectively, the Company invested a total of $1,446,628 and $931,343 and generated revenue of $85,420 and $13,040. The total operating expenses for the Company amounted to $95,014 for the fiscal year ended December 31, 2023, and $18,860 for the fiscal year ended December 31, 2022, including professional fees, advertising and marketing, software subscription, taxes, and other general and administrative expenses. Consequently, the Company incurred a loss from operations, totaling $9,594 for the fiscal year ended December 31, 2023, and $5,820 for the fiscal year ended December 31, 2022.

As of December 31, 2023, the Company had assets totaling $2,577,214 on its balance sheet, comprised of cash on hand of $1,109,421, investments in solar energy projects, net of depreciation in the amount of $1,446,628, account receivable and other current assets in the amount of $21,165. The Company's total Liabilities and members' equity was $2,577,214, Liabilities totaled $164,829 and $2,412,385 of equity owned by the Investors.

As of December 31, 2022, the Company had assets totaling $965,047 on its balance sheet, comprised of cash on hand of $6,907, investments in solar energy projects in the amount of $931,343, and other current assets in the amount of $26,797. The Company's total Liabilities and members' equity was $965,047, Liabilities totaled $17,585 and $947,462 of equity owned by the Investors.

The Company experienced a significant increase in revenue in 2023, primarily due to increased investment in solar energy projects.

Operating Results for Semi-Annual Period ended June 30, 2024

For the semi-annual period ended June 30, 2024, the Company invested a total of $1,823,365 net of depreciation and generated revenue of $69,104. The total operating expenses for the Company amounted to $63,368, including depreciation expenses of $21,630, accounting expenses of $22,325, legal expenses of $477, management fees and carry of $562, regulatory expenses of $1,510, rent expenses of $122, and other general and administrative expenses of $16,742. Consequently, the Company incurred a net gain from operations, totaling $5,736.

Other income and expenses for the semi-annual period ended June 30, 2024, was $33,153 comprised of interest income of $33,419, interest expense of $178, taxes of $300, gain on foreign exchange of $212. Consequently, the Company inquired a net gain of $38,889.

As of June 30, 2024, the Company had assets totaling $3,526,140 on its balance sheet, comprised of cash on hand of $1,294,087, account receivable and other current assets in the amount of $56,038, and loans receivable of $352,650, and investments in solar energy projects, net of depreciation in the amount of $1,823,365. The Company's total Liabilities and members' equity was $3,526,140, Liabilities totaled $31,338 and $3,494,802 of equity owned by the Investors.

For the semi-annual period ending June 30, 2024, revenue reached $69,104, indicating that the Company is on track for another year of increased revenue, reflecting continued growth and strong performance in the first half of the year.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis. Neither the Company nor the Projects currently have any loans.

Liquidity and Capital Resources
We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the Manager and from undistributed funds from our operations. As of June 30, 2024, the Company had $1,294,087 of cash on hand and equivalents, which will be used to complete the acquisition of new Projects including Swellendam Secondary School and other Projects approved by the Investment Committee.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with GAAP rules.

Item 2. Other Information

None.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

	As of 06/30/24	As of 12/31/24
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$ 1,294,087	$ 1,109,421
Accounts receivable	16,283	19,614
Other current assets	39,755	1,551
Loans receivable	352,650	-
Total current assets	1,702,775	1,130,586

Property and equipment, net:
Construction in progress	117,305	454,494
Property and equipment	1,757,610	1,022,054
Total property and equipment	1,874,915	1,476,548
Less accumulated depreciation	(51,550)	(29,920)
Total property and equipment, net	1,823,365	1,446,628

Total assets	3,526,140	2,577,214

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	29,229	158,129
Due to related entity	2,109	6,700

Total liabilities	31,338	164,829

Members' equity	3,494,802	2,412,385

Total liabilities and members' equity	$ 3,526,140	$ 2,577,214

    Consolidated Statements of Operations

	For the Six Months Ended 06/30/24 Unaudited	For the Six Months Ended 06/30/23 Unaudited

Revenue	$ 69,104	$ 26,159

Portfolio operating expenses:
Depreciation expense	21,630	-
Accounting expenses	22,325	16,250
Legal expenses	477	-
Management fees and carry	562	870
Regulatory expenses	1,510	4,400
Rent expenses	122	-
Other general and administrative expenses	16,742	158
Total portfolio operating expenses	63,368	21,678

Net gain from operations	5,736	4,481

Other income/(expense):
Gain on foreign exchange	212	383
Taxes	(300)	(300)
Interest expense	(178)	-
Interest income	33,419	-
Total other income/(expense)	33,153	83

Net gain	$ 38,889	$ 4,564

Consolidated Statements of Change in Member's Equity

	Common Shares		Investor Shares
	Shares	Amount	Shares	Amount	Managing Member Equity	Total Members' Equity

Members' equity, January 1, 2022	1,000,000	-	211,367	$181,377	($23,105)	$158,272
Issuance of investor shares	-	-	731,822	808,673	-	808,673
Distributions	-	-	-	(13,663)	-	(13,663)
Net loss	-	-	-	-	(5,820)	(5,820)
Members' equity, December 31, 2022	1,000,000	-	943,189	976,387	(28,925)	947,462

Issuance of investor shares, net of issuance costs of $29,342	-	-	1,316,255	1,526,907	-	1,526,907
Distributions	-	-	-	(52,154)	-	(52,154)
Net loss	-	-	-	-	(9,830)	(9,830)
Members' equity, December 31, 2023(Audited)	1,000,000	-	2,259,444	$2,451,140	$(38,755)	$2,412,385

Issuance of investor shares, net of issuance costs of $87,358	-	-	969,864	1,120,169	-	1,120,169
Distributions	-	-	-	(76,641)	-	(76,641)
Net loss	-	-	-	-	38,889	38,889
Members' equity, June 30, 2024(Unaudited)	1,000,000	-	3,229,308	$3,494,668	$134	$3,494,802

Statements of Cash Flows

	For the Six Months Ended 06/30/24 Unaudited	For the Six Months Ended 06/30/23 Unaudited

Cash flows from operating activities:
Net gain	$ 38,889	$ 4,564
Depreciation	21,630	-
Changes in assets and liabilities:
Accounts receivable	3,332	6,921
Other current assets	(38,205)	-
Loans receivable, related party	(352,650)	-
Accounts payable and accrued expenses	(128,900)	(139)
Due to related entities	(4,592)	6,200
Total cash flows from operating activities	(460,496)	17,546

Cash flows from investing activities:
Purchases of property and equipment	(398,367)	(602,071)

Cash flows from financing activities:
Proceeds from issuance of investor shares	1,207,528	1,249,927
Investor shares issuance costs	(87,358)	-
Distributions	(76,641)	(36,378)
Total cash flows from financing activities	1,043,529	1,213,549

Increase (decrease) in cash	184,666	629,024

Cash at the beginning of the period	1,109,421	181,150

Cash at the end of the period	$ 1,294,087	$ 810,174

Notes to Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 3 Africa LLC is a Delaware Limited Liability Corporation (the "Company") formed to invest in the acquisition, development, and operation of a portfolio of solar energy projects ("Projects") in Africa. The Company is managed by Energea Global LLC (the "Manager"). The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering (the "prior offering") of its Class A Investor Shares pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended, for the purpose of raising capital to fund ongoing Project development activities. Through June 30, 2024, the Company raised $3,637,699, net of $153,950 issuance costs. The Company may, in the future, offer additional Class A Investor Shares pursuant to Regulation A.

To date the Company has invested into 15 projects. In some cases, the Company may purchase an entire Project and in other cases, it may purchase fractional shares of a Project through its relationship with The Sun Exchange (SA) Bewind Trust ("Sun-Ex") ("solar cells"). When the Company purchases solar cells of a Project, the Company maintains control over the entire Project through a series of negative covenants that give the Company control of financing, selling, or replacing the asset manager of the entire Project, even though the Company may only own a small portion of outstanding solar cells that comprise the Project.

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Property and Equipment

Property and equipment consist of solar cell units. The Company accounts for these investments in solar cell units under ASC 360. These solar cell units are carried at cost, net of accumulated depreciation. Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When the property and equipment are sold or retired, the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the accompanying statement of operations. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which is 30 years for the Projects. The Company begun depreciating the assets on January 1, 2023. Prior to January 1, 2023, the assets were treated as construction in progress as material revenue producing activity from the assets had yet to commence.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of the Projects when events and circumstances warrant such a review. Under ASC 360, the carrying value of the Projects is considered impaired when its anticipated undiscounted cash flows are less than its carrying value. A loss is then recognized based on the amount by which the carrying value exceeds the fair value of the asset. The Company has not recognized any impairment losses on any of its property and equipment for the period ended June 30, 2024 or 2023.

Revenue recognition

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State, and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2023 and 2022, deferred taxes of approximately $9,847 and $7,788 respectively have been fully reserved by a valuation allowance. Any income taxes currently due are not material to the 2024 or 2023 financial statements.

The Company also concluded that there are no uncertain tax positions that would require recognition in the financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Exchange Transactions

Revenue is transacted in the local currency, South African Rand (ZAR), and are recorded in U.S. dollars translated using the exchange rate of the last day of each period. Realized exchange gains and losses are netted against revenue on the accompanying statement of operations. Realized translation gains for the period ended June 30, 2024 and June 30, 2023 were $212 and $383, respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the financial statements, the Company monitored and evaluated subsequent events and transactions through September 30, 2024, the date on which the financial statements were available to be issued. Since June 30, 2024, the Company has procured one additional Project.

Note 2 - Property and Equipment

On March 20, 2021, the Company entered into a cell owner agreement with Sun-Ex for 1.74% of the cell units in the Project Nhimbe Fresh Packhouse & Cold Store for an aggregate purchase price of $24,631.

On April 3, 2021, the Company entered into a cell owner agreement with Sun-Ex for 6.72% of the cell units in Project SPAR Lulekani for an aggregate purchase price of $23,369.

On November 29, 2021, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in the Project Anchor Foods for an aggregate purchase price of $109,334.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Trianon Retirement Village for an aggregate purchase price of $163,624.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 46.39% of the cell units in Project CPOA Avondrust Court for an aggregate purchase price of $99,025.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 25.98% of the cell units in Project Baysville School of Skills for an aggregate purchase price of $25,000.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 74.54% of the cell units in Project Zandvliet Care Facility for an aggregate purchase price of $74,999.

On December 1, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Connaught Business Park for an aggregate purchase price of $411,361.

On May 27, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Quadrant Gardens for an aggregate purchase price of $90,710.

On September 28, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Laerskool Dr Havinga for an aggregate purchase price of $191,151.

On October 04, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Constantia Place for an aggregate purchase price of $115,108.

On December 14, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Hoerskool Bosmansdam for an aggregate purchase price of $148,234.

On February 14, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Eventide for an aggregate purchase price of $98,806.

On March 14, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Montagu High School for an aggregate purchase price of $182,256.

On May 13, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Robertson Voorbereiding School for an aggregate purchase price of $117,305.

The Company's property and equipment as of June 30, 2024 and December 21, 2023, is outlined in the following roll-forward summary:

	2024	2023
Beginning property and equipment	$ 1,476,548	$ 931,344
Additions	398,367	545,204
Ending property and equipment	1,874,915	1,476,548

Beginning accumulated depreciation	29,920	-
Depreciation	21,630	29,920
Ending accumulated depreciation	51,550	29,920

Property and equipment, net	$ 1,823,365	$ 1,446,628

The Company's property and equipment consisted of the following at June 30, 2024 and December 31, 2023:

Project Name	2024	2023

Anchor Foods	$ 109,334	$ 109,334
Baysville School	25,000	25,000
Connaught Park	411,362	411,362
CPOA Avondrust	99,025	99,025
CPOA Constantia Place	115,109	115,109
CPOA Eventide	98,806	-
CPOA Quadrant Gardens	90,710	90,710
CPOA Trianon	163,624	163,624
Hoerskool Bosmandam	148,234	148,234
Montagu High School	182,256	-
Laerskool Dr Havinga	191,151	191,151
Nhinbe Fresh	24,631	24,631
Spar Lulekani	23,369	23,369
Zandvliet Care Facility	74,999	74,999
Robertson Voobereiding School	117,305	-

TOTAL	$ 1,874,915	$ 1,476,548

Note 3 - Related Party Transactions

The Company may borrow from the Manager, without interest, from time to time. The purpose of the related party transactions is for reimbursement for startup costs, cash flow shortfalls, capital needed to complete investments in Projects and loans used for dividend recapitalization to make distributions in advance of receiving payments from customers. As of June 30, 2024 and December 31, 2023, the Company had $2,109 and $6,700, respectively, payable to the Manager, which is included in due to related entity on the accompanying balance sheets.

Note 4 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of June 30, 2024 and December 31, 2023, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 500,000,000 investor shares, which as of June 30, 2024, and December 31, 2023, 3,229,308 and 2,259,444, respectively, are issued and outstanding. The investor shares represent membership interests in the Company.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 4, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 12, 2021(incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 3, 2024)
2.3**	Authorizing Resolution of the Company dated April 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2C to the Company's Form 1-A filed January 4, 2024).
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024).
4**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1A-4 to the Company's Form 1-A filed January 4, 2024).
6.1**	Investor Services Agreement between the Company and Sun Exchange (incorporated by reference to the copy thereof filed as Exhibit 1A-6A to the Company's Form 1-A filed January 4, 2024).
6.2**	Cell Owner Agreement between the Company and The Sun Exchange (SA) Bewind Trust (incorporated by reference to the copy thereof filed as Exhibit 1A-6B to the Company's Form 1-A filed January 4, 2024).
11.1**	Consent of Independent Auditor (Whittlesey PC) dated June 5, 2024
11.2**	Consent of Goodwin Procter (included in Exhibit 12)
12**	Legal opinion of Goodwin Procter
* Filed herewith
** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 30, 2024.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 30, 2024